United States securities and exchange commission logo





                              May 7, 2021

       Jamere Jackson
       Chief Financial Officer
       AutoZone, Inc.
       123 South Front Street
       Memphis, Tennessee 38103

                                                        Re: AutoZone, Inc.
                                                            Form 10-K for the
Year Ended August 29, 2020
                                                            File No. 001-10714
                                                            Filed October 26,
2020

       Dear Mr. Jackson:

              We have reviewed your March 29, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 16, 2021 letter.

       Form 10-K for the Fiscal Year Ended August 29, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Reconciliation of Non-GAAP Financial Measures: Adjusted After-tax ROIC and Adjusted Debt
       to EBITDAR, page 38

   1.                                                   We note your response
to our prior comment #1. We understand that the    excess cash
                                                        arose as a result of
unique circumstances related COVID-19. We further note your belief that in post-pandemic
periods you do not expect to maintain excess cash and therefore do not expect to present
debt or average debt, net of excess cash or average excess cash, respectively. However,
it is not appropriate to present and label your amounts as    debt
                                                        and    average debt
with titles that are similar to GAAP titles. If you present these measures in future
filings, please revise your disclosure accordingly. Please refer to Item
                                                        10(e)(1)(ii)(E) of
Regulation S-K for further guidance.
 Jamere Jackson
AutoZone, Inc.
May 7, 2021
Page 2

       You may contact Amy Geddes at 202-551-3304 or Aamira Chaudhry at 202-551-3389 if
you have questions regarding comments on the financial statements and related matters, or any other questions.



FirstName LastNameJamere Jackson                          Sincerely,
Comapany NameAutoZone, Inc.
                                                          Division of
Corporation Finance
May 7, 2021 Page 2                                        Office of Trade &
Services
FirstName LastName